March 27, 2024

To: The United States Securities and Exchange Commission

Organigram Holdings Inc. (the "Company")

We refer to the Company's registration statement on Form F-10 (File No. 333-274686), filed September 25, 2023, and the Amendment No. 1 thereto, filed October 6, 2023, as the same may hereafter be amended or supplemented.

In connection with the Prospectus Supplement of the Company dated March 27, 2024, we consent to the reference to our firm's name under the heading "Legal Matters and Interest of Experts", and consent to the use of our firm's name and reference to our opinion under the heading "Certain U.S. Federal Income Tax Considerations".

Yours truly,

HODGSON RUSS LLP

/s/ Carol A. Fitzsimmons

Carol A. Fitzsimmons